

Hello I'm Christopher Moore, the founder and CEO of Harmony Turbines. I've been doing Clean Energy Research for about 20 years, the last 2 of which have been dedicated to my Vertical Axis Wind Turbine invention that I call Harmony VAWT.

I'll start by saying that our company is founded on the principle that Clean Energy should be truly good for all of the inhabitants of mother earth, not just humankind. With that in mind, we've spent almost 3 years working tirelessly on Harmony, doing patent work, design, prototyping and testing. We have more than 60 YouTube videos chronicling over 1000 hours of research and development and we're just shy of our first 10K YouTube subscribers. Additionally, we have over 2 million unique views between our combined social media outlets. It's been an incredible journey for us so far but it's about to get even more exciting!





Over 60 YouTube Videos
Harmony Turbines



Over 60 YouTube Videos
Harmony Turbines



Check us out
HarmonyTurbines.com

We've recently begun discussions with our local Township about erecting the first permanent Harmony prototype. This will enable much easier testing of not only our generator design but any generator that's already on the market. Harmony's utility patent was just fully granted on both of our proprietary turbine and generator designs but rest assured we'll be adding further intellectual property to our claims as we continue the R&D process. To support these new efforts we're starting an Equity crowdfunding campaign to generate the much needed seed funding to take us to the next level.





Non-Provisional
Utility
Patent Issued
7/28/2020
Turbine Blades
& Generator

United States
Patent Application Publication
Moore
Pub. No.: US 2019/0360465 A1
Pub. Date: Nov. 28, 2019

New Permanent
Harmony VAWT
Prototype
16 Ft Tall
6 Ft Wide

So why should you choose to invest in Harmony Turbines? For starters, our flagship product will be a low cost, beautiful wind turbine for the home that's simple to maintain right from ground level, there's no dangerous climbing required. Harmony looks like a piece of artwork much more than a power generating station, so instead of your neighbors hating that you have one, they'll be regretting not having their own! It makes little to no noise and doesn't cause harm to you or any other residents of our planet. They can be mounted on a secure concrete foundation and we'll be exploring roof mounted options as well as smaller boating, camping and RV versions in the near future. The total height should be 16 feet or less which greatly simplifies or eliminates permit issues for the homeowner. Thanks to the patented furling technology built right into Harmony, high winds will be no problem. Our turbine blades simply furl up to whatever degree necessary while continuing to produce maximum power right on through those winds that shut down or even destroy our competitors products. Customers the world over will truly have a simple easy solution that finally makes sense for renewable wind power generation for home and personal needs. Who wouldn't want to be a part of that movement?





Current Prototype... Not the new one!





PATENTED
HARMONY VAWT
FURLING TECHNOLOGY

Harmony Turbines represents a powerful exciting option for a much larger solution, where we, billions of concerned, caring and engaged individuals, begin to transform our homes and our lives into self sufficient, green and sustainable models. Most of us want to do the right thing for our environment, we just don't have any good ways to make a big difference... until now. So why not consider backing Harmony Turbines? It would be a great first step toward creating the paradigm shift necessary for a happier, healthier tomorrow. The time is now and the change starts with you in your own home.



Proprietary Furling Technology Available ONLY with Harmony Turbines

HARMONY TURBINES

YOU

NOW HAVE THE POWER

TO CHANGE THE WORLD